EXHIBIT 4.111

SUPPLEMENTARY AGREEMENT NO.2

DATE: 6 January 2003

We refer to the (a) Joint Venture Agreement dated 28 February 2001 (the "JVA") entered into between Pacific Internet Limited ("PI"), Primeast Investments Ltd ("Primeast") and Pacific Internet India Private Limited ("PII"), (b) Cooperation Agreement dated 28 February 2001 (the "Cooperation Agreement") entered into between PI and Thakral Brothers (Pte) Ltd ("TG"), (c) Supplementary Agreement dated 28 February 2001 ("Supplementary Agreement No. 1") entered into between PI and TG, and (d) Deed of Ratification And Accession Cum Amendment of even date ("Deed of Ratification") entered into between PI, PII, Primeast and Glade Trading Company Private Limited ("Glade").

The parties hereto agree as follows:

  TG shall do all acts and things necessary to ensure that the obligations of Primeast and Glade as contained in the Deed of Ratification are duly effected on or before the Completion Date as referred to in the Deed of Ratification.

  TG shall procure Glade and Primeast to fulfill all of their obligations and observe all the provisions of the JVA as amended by the Deed of Ratification.

  Subject to such amendments, variations and modifications as provided in the Deed of Ratification, all provisions of the Cooperation Agreement and Supplementary Agreement No. 1 shall remain in full force and effect.
PACIFIC INTERNET LIMITED	THAKRAL BROTHERS (PTE) LTD
/S/ TAN TONG HAI President And Chief Executive Office	/S/ GURMUKH SINGH THAKRAL Managing Director